August 18, 2011

Via EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Empowered Products, Inc.
Form 8-K
Filed July 7, 2011
File No. 333-16591

Dear Ms. Long:

On behalf of Empowered Products, Inc., a Delaware corporation (the “Company”), we hereby acknowledge receipt of the comment letter dated August 4, 2011 issued by the Securities and Exchange Commission (the “Commission”) following the staff’s review of the Company’s Current Report on Form 8-K filed with the Commission on July 7, 2011.  The comment letter indicated that the Company had 10 business days to respond to the comment letter.  While the Company is working to respond to the Commission’s comments, it has been focused on preparing its Quarterly Report on Form 10-Q for the period ended June 30, 2011.  On behalf of the Company, were hereby submit this request for an extension of the filing deadline until August 31, 2011.  The Company confirms that it will file a response to the Commission’s comments on or before August 31, 2011.

Please do not hesitate to contact the undersigned at (310) 552-5086 with any questions.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:	Scott Fraser, Empowered Products, Inc.